UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

XCHG Limited
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

98370X103
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO.:	98370X103

(1)	NAME OF REPORTING PERSON
Beijing Foreign Economic and Trade Development Guidance Fund L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
260,180,400 (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
260,180,400 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,180,400
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.9%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 Calculated based on 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares as a single class issued and outstanding as of October 11, 2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024, and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

1

CUSIP NO.:	98370X103

(1)	NAME OF REPORTING PERSON
Beijing Liuhe Fund Management Co., Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
260,180,400 (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
260,180,400 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,180,400
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.9%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 Calculated based on 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares as a single class issued and outstanding as of October 11, 2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024, and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

2

CUSIP NO.:	98370X103

(1)	NAME OF REPORTING PERSON
Beijing Agricultural Investment Co., Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
260,180,400 (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
260,180,400 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,180,400
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.9%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 Calculated based on 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares as a single class issued and outstanding as of October 11, 2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024, and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

3

CUSIP NO.:	98370X103

(1)	NAME OF REPORTING PERSON
Beijing Capital Group Co., Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER
260,180,400 (See Item 4)
	(6)	SHARED VOTING POWER
0
	(7)	SOLE DISPOSITIVE POWER
260,180,400 (See Item 4)
	(8)	SHARED DISPOSITIVE POWER
0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
260,180,400
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.9%[1]
(12)	TYPE OF REPORTING PERSON
CO

1 Calculated based on 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares as a single class issued and outstanding as of October 11, 2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024, and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

4

Item 1(a).	Name of Issuer:

XCHG Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

No. 12 Shuang Yang Road, Da Xing District, Beijing People’s Republic of China, 100023

Item 2(a).	Name of Person Filing:

Beijing Foreign Economic and Trade Development Guidance Fund L.P.

Beijing Liuhe Fund Management Co., Ltd.

Beijing Agricultural Investment Co., Ltd.

Beijing Capital Group Co., Ltd.

(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of Beijing Foreign Economic and Trade Development Guidance Fund L.P. is Room 1505, Building A, 23 Baijiazhuang Dongli, Chaoyang District, Beijing, China.

The address of Beijing Liuhe Fund Management Co., Ltd. is Room 1503, Building A, 23 Baijiazhuang Dongli, Chaoyang District, Beijing, China.

The address of Beijing Agricultural Investment Co., Ltd. is Room 606, Capital Building, No. 6 Chaoyangmen North Street, Dongcheng District, Beijing, China.

The address of Beijing Capital Group Co., Ltd. is 1st Floor, Building No.2, No. 21 Chegongzhuang Street, Xicheng District, Beijing, China.

Item 2(c).	Citizenship or Place of Organization:

Beijing Foreign Economic and Trade Development Guidance Fund L.P. - People’s Republic of China

Beijing Liuhe Fund Management Co., Ltd. - People’s Republic of China

Beijing Agricultural Investment Co., Ltd. - People’s Republic of China

Beijing Capital Group Co., Ltd. - People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

98370X103

This CUSIP number applies to the issuer’s American depositary shares. Each ADS represents 40 Class A ordinary shares, par value US$0.00001 per share.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

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Item 4.	Ownership:

							Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class		Percent of Aggregate Voting Power		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Beijing Foreign Economic and Trade Development Guidance Fund L.P.	260,180,400		10.9	%(1)	2.9	%(2)	260,180,400	0	260,180,400	0
Beijing Liuhe Fund Management Co., Ltd.	260,180,400	(3)	10.9	%(1)	2.9	%(2)	260,180,400	0	260,180,400	0
Beijing Agricultural Investment Co., Ltd.	260,180,400	(4)	10.9	%(1)	2.9	%(2)	260,180,400	0	260,180,400	0
Beijing Capital Group Co., Ltd.	260,180,400	(5)	10.9	%(1)	2.9	%(2)	260,180,400	0	260,180,400	0

(1)	Calculated based on 2,378,061,531 ordinary shares, being the sum of 1,636,807,084 Class A ordinary shares and 741,254,447 Class B ordinary shares as a single class issued and outstanding as of October 11, 2024 provided by the Issuer, as reported on its prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 10, 2024, and Form 6-K filed with the Securities and Exchange Commission on October 11, 2024. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

(2)	Percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of the Class A and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)	Represents 260,180,400 Class A ordinary shares held by Beijing Foreign Economic and Trade Development Guidance Fund L.P., which is controlled by Beijing Liuhe Fund Management Co., Ltd., its general partner.

(4)	Represents 260,180,400 Class A ordinary shares held by Beijing Foreign Economic and Trade Development Guidance Fund L.P. Beijing Agricultural Investment Co., Ltd. is the sole shareholder of Beijing Liuhe Fund Management Co., Ltd.

(5)	Represents 260,180,400 Class A ordinary shares held by Beijing Foreign Economic and Trade Development Guidance Fund L.P. Beijing Capital Group Co., Ltd. is the sole shareholder of Beijing Agricultural Investment Co., Ltd., and is controlled by Beijing Municipal People’s Government.

6

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2024

Beijing Foreign Economic and Trade Development Guidance Fund L.P.

By:	/s/ Yuan Yuan
Name:	Yuan Yuan
Title:	Officer

Beijing Liuhe Fund Management Co., Ltd.

By:	/s/ Yuchen Du
Name:	Yuchen Du
Title:	Executive Director

Beijing Agricultural Investment Co., Ltd.

By:	/s/ Xu Wang
Name:	Xu Wang
Title:	Chairman of the Board

Beijing Capital Group Co., Ltd.

By:	/s/ Yongzheng Liu
Name:	Yongzheng Liu
Title:	Chairman of the Board

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement